NF 12-4-02

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SECUR 02021650 MMISSION

SEC MAIL RECEIVED PROCESSING NOV 29 2002 WASH. D.C. 187 SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-42094 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **October 1, 2001** (MM/DD/YY) AND ENDING **September 30, 2002** MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Delphi Financial Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**120 South 6th Street, Suite 2490**
(No. and Street)

| **Minneapolis** | **MN** | **55402** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Malcolm McDermid** **(612) 376-1230**
(Area Code - Telephone No.)

PROCESSED
DEC 05 2002
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

P

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Schweitzer Karon & Bremer, LLC**
(Name - *if individual, state last, first, middle name*)

| **222 South 9th Street, Suite 1700** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

12/18

# OATH OR AFFIRMATION

I, Jack Levi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delphi Financial Corporation as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER PIKE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DELPHI FINANCIAL CORPORATION

## FINANCIAL REPORT

## September 30, 2002

Schweitzer
Karon &
Bremer, LLC
Certified Public Accountants

An Independently Owned and Operated CPA Firm

## CONTENTS

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Delphi Financial Corporation as of September 30, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delphi Financial Corporation as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
November 14, 2002

# DELPHI FINANCIAL CORPORATION
## STATEMENT OF FINANCIAL CONDITION

| September 30, | | 2002 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash | $ | 7,949 |
| Temporary cash investment | | 129,297 |
| Prepaid insurance | | 2,000 |
| Refundable income taxes | | 1,740 |
| Note receivable, stockholder | | 154,954 |
| Interest receivable on stockholder note | | 19,023 |
| **Total current assets** | | 314,963 |
| **PROPERTY AND EQUIPMENT:** | | |
| Furniture, fixtures and equipment | | 31,427 |
| Less accumulated depreciation | | 29,557 |
| **Net property and equipment** | | 1,870 |
| **Total assets** | $ | 316,833 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 25,143 |
| Deferred tax liability | | 449 |
| Accrued rent | | 5,915 |
| **Total current liabilities** | | 31,507 |
| **COMMITMENTS AND CONTINGENCY (Note 5 and 6)** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $ .01 par value; 1,000,000 shares authorized, 113,000 shares outstanding | | 1,130 |
| Additional paid in capital | | 265,870 |
| Retained earnings | | 18,326 |
| **Total stockholders' equity** | | 285,326 |
| **Total liabilities and stockholders' equity** | $ | 316,833 |

# DELPHI FINANCIAL CORPORATION
## STATEMENT OF OPERATIONS

| Year Ended September 30, | | 2002 |
|---|---|---|
| Commissions | $ | 291,335 |
| Dividend income | | 3,828 |
| Total commissions and fees earned | | 295,163 |
| Operating expenses | | 294,483 |
| Operating income (loss) | | 680 |
| Other income | | 3,561 |
| Net income (loss) before taxes | | 4,241 |
| Federal and state income taxes | | (1,327) |
| Net income | $ | 2,914 |

# DELPHI FINANCIAL CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### Year Ended September 30, 2002

| | Common Stock Shares | Par Value | Additional Paid In Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
| Balance at September 30, 2001 | 113,000 | $ 1,130 | $ 265,870 | $ 15,412 |
| Net income (loss) | | | | 2,914 |
| **Balance at September 30, 2002** | **113,000** | **$ 1,130** | **$ 265,870** | **$ 18,326** |

## DELPHI FINANCIAL CORPORATION
### STATEMENT OF CASH FLOWS

| Year ended September 30, | | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Cash received from commissions and consulting | $ | 291,335 |
| Cash paid to suppliers and employees | | (370,067) |
| Interest received | | 3,828 |
| Income taxes paid | | (2,624) |
| **Net cash provided by (used in) operating activities** | | **(77,528)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of equipment | | (2,018) |
| Repayments received on loan to stockholder | | 44,138 |
| **Net cash provided by (used in) investing activities** | | **42,120** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| **Net cash provided by (used in) financing activities** | | **0** |
| **Net increase (decrease) in cash** | | **(35,408)** |
| **Cash:** | | |
| Beginning | | **172,654** |
| Ending | $ | **137,246** |

# DELPHI FINANCIAL CORPORATION
## STATEMENT OF CASH FLOWS (CONTINUED)

| Year Ended September 30, | 2002 |
|---|---|
| **RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:** | |
| Net income | $ 2,914 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | |
| Depreciation | 2,299 |
| Deferred income taxes | (67) |
| (Increase) decrease in: | |
| Prepaid insurance | 949 |
| Prepaid rent | 5,807 |
| Income taxes receivable | (1,230) |
| Interest receivable on stockholder note | (3,561) |
| Increase (decrease) in: | |
| Checks issued in excess of bank balance | (78,325) |
| Accounts payable and accrued expenses | 17,066 |
| Accrued rent | (3,380) |
| Accrued profit-sharing contribution | (20,000) |
| **Net cash provided by (used in) operating activities** | $ (77,528) |

# DELPHI FINANCIAL CORPORATION
## NOTES TO FINANCIAL STATEMENTS

## Note 1. Nature of Business and Significant Accounting Policies

**Nature of business:**

Delphi Financial Corporation (the Company) arranges private financing of $5 million to $50 million for both public and private companies. The Company provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2002 investment banking activities and advisory services were primarily performed on behalf of five customers, three of which accounted for 95% of its revenues.

**A summary of the Company's significant accounting policies follows:**

**Cash and cash equivalents:**

For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition. At times cash balances may be in excess of FDIC insurance limits.

**Investments:**

The Company, in connection with providing investment banking and advisory services, may on occasion purchase certain warrants of the company it serves. These warrants are valued by management as no ready market is available for the warrants, or significant restrictions exist which limited the value of the warrants. Changes in the fair market value of these securities are recognized currently as unrealized gains or losses.

**Property and equipment:**

Property and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation of property and equipment is computed on accelerated methods. Estimated useful lives for furniture, fixtures, and equipment are 5-7 years. Total depreciation expense was $2,299 for the year ended September 30, 2002.

**Revenue recognition:**

Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

**Income taxes:**

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The temporary differences are primarily due to utilization of different depreciation methods for book and tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and

# DELPHI FINANCIAL CORPORATION
## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### Note 1. Nature of Business and Significant Accounting Policies (Continued)

**A summary of the Company's significant accounting policies follows: (continued)**

**Concentration of credit risk:**

As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Note 2. Income Tax Matters

The Company's effective tax rate differs from the federal statutory rate due to the following items:

| | | 2002 |
|---|---|---|
| Federal tax at statutory rate | $ | 1,442 |
| State income tax, net of federal tax | | 274 |
| Benefit of income taxed at lower rates | | (389) |
| **Federal and state income taxes** | $ | 1,327 |

The components of the income tax provision are as follows:

| | | 2002 |
|---|---|---|
| Currently (refundable) payable: | | |
| Federal | $ | 940 |
| State | | 454 |
| Deferred taxes (benefits) | | (67) |
| **Federal and state income taxes** | $ | 1,327 |

### Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital as defined by Rule 15c3-1 of $72,571, which exceeds its required net capital of $5,000 by $67,571. The Company's ratio of aggregate indebtedness to net capital was .9 to 1 at September 30, 2002.

# DELPHI FINANCIAL CORPORATION
## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### Note 4. Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

### Note 5. Commitments

The Company leases office space in Minneapolis, Minnesota under a lease agreement expiring June 30, 2004. In addition to rent, the lease requires the Company to pay various operating expenses including insurance, repairs and maintenance, and real estate taxes. Rent expense charged to operations was $70,904 for the year ended September 30, 2002. The minimum lease payment required under this lease, including operating cost, is as follows:

| Years ending September 30, | Amount |
|---|---|
| 2003 | $ 60,840 |
| 2004 | 45,630 |
| **Total lease commitment** | **$ 106,470** |

### Note 6. Stockholders' Equity

On May 25, 2001, the Company issued 17,000 shares of common stock for $225,000. In conjunction with the newly issued shares, the Company and stockholders entered into certain agreements which include a policy for sharing revenues where the two parties collaborated on transactions and a put agreement obligating the Company to repurchase the newly issued shares. The Company has agreed to repurchase shares at the stockholders starting on May 25, 2003. The purchase price of the shares would be the lesser of $225,000 or an amount calculated by multiplying the three year total of net adjusted cash revenues and expenses by 6.25%. The amount is payable over 5 years with interest at the prime rate, however, payments are capped for the first 4 years at 20% of cash revenues. The total amounts due under the repurchase agreement based on the financial results through September 30, 2002 would be $32,901. If exercised, amounts would not be payable under the agreement until May 30, 2003.

### Note 7. Defined Contribution Retirement Plan

The Company has a defined contribution retirement plan covering all employees. Contributions to this plan are calculated at 10% of each participant's overall compensation and amounted to $2,200 for the year ended September 30, 2002. In addition, the Company has a profit sharing plan with a discretionary amount of $1,000 contributed at September 30, 2002.

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the financial statements of Delphi Financial Corporation for the year ended September 30, 2002, and have issued our report thereon dated November 14, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Delphi Financial Corporation taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Schweitzer Karon & Bremer

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
November 14, 2002

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the financial statements of Delphi Financial Corporation as of September 30, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
November 14, 2002

# DELPHI FINANCIAL CORPORATION
## COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## September 30, 2002
## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | $ 285,326 |
| 2. Deduct: ownership equity not allowable for net capital | | |
| 3. Total ownership equity qualified for net capital | | 285,326 |
| 4. Add: | | |
| a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 0 |
| b. Other (deductions) or allowable credits Deferred taxes on non allowable assets | | 449 |
| 5. Total capital and allowable subordinated liabilities | | 285,775 |
| 6. Deduction and/or charges: | | |
| a. Total non-allowable assets included in Statement of Financial Condition: | $ 177,717 | |
| b. Secured demand note deficiency | 0 | |
| c. Commodity futures contracts and spot commodities-proprietary capital charges | 0 | |
| d. Other deductions and/or charges contingent liability | 32,901 | 210,618 |
| 7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities | | 0 |
| 8. Net capital before haircuts on securities positions | | 75,157 |
| 9. Haircuts on securities: | | |
| a. Contractual securities commitments | | |
| b. Subordinated securities borrowings | | |
| c. Trading and investment securities: | | |
| i. Exempted securities | | |
| ii. Debt securities | | |
| iii. Options | | |
| iv. Other securities | | 2,586 |
| d. Undue concentration (illiquid investment securities) | | |
| e. Other | | |
| 10. Net capital | | $ 72,571 |

Schedule II

# DELPHI FINANCIAL CORPORATION
## COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## September 30, 2002
## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 4,294 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | $ | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 |
| 14. Excess net capital (line 10 less 13) | $ | 67,571 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 66,130 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities included in Statement of Financial Condition | $ | 31,507 |
| 17. Add: | | |
| a. Drafts for immediate credit | | |
| b. Market value of securities borrowed for which no equivalent value is paid or credited | | |
| c. Other unrecorded amounts contingent liability | | 32,901 |
| 19. Total aggregate indebtedness | $ | 64,408 |
| 20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10) | | 0.9 |

Schedule III

# DELPHI FINANCIAL CORPORATION
## RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## (Included in Part IIA of Form X-17A-5 as of September 30, 2002)

### RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Net capital as reported in Part I of Form X-17A-5 | $ | 99,039 |
| Net audit adjustments | | |
| Net income adjustments including: | | |
| Prepaid expenses | | 3,561 |
| Depreciation | | 199 |
| Other expenses | | 3,374 |
| Accrued rent and expenses | | (1,799) |
| Income tax accrual | | 1,297 |
| Accumulated depreciation | | (199) |
| Contingent liability | | (32,901) |
| **Net capital as reported on line 10 of Schedule I** | $ | 72,571 |

### RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total aggregate indebtedness as reported in Part IIA of Form X-17A-5 | $ | 35,105 |
| Contingent liability | | 32,901 |
| Additional accounts payable and accrued expenses | | (3,598) |
| **Total aggregate indebtedness as reported on line 19 of Schedule II** | $ | 64,408 |

Schedule IV

# DELPHI FINANCIAL CORPORATION
## COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## September 30, 2002
## STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(iii) of the rule.